I, Shannon Carmody Keyes, certify that:

(1) the financial statements of NetWire LLC included in this Form are true and complete in allmaterial respects; and

(2) NetWire LLC has yet to complete a fiscal year and file a tax return.

DocuSigned by:

Shannon Carmody

FDDDB4B8FB7143A...

Shannon

Carmody Keyes

Manager

18th, July 2022

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.